Filed by: LSI Logic Corporation
pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: LSI Logic Corporation
Commission File No. 1-10317
To: LSI Employees           cc: LSI Executive Staff & Admins
Fr: Abhi

Re:	LSI and Agere to Combine into Storage, Networking and Consumer Powerhouse
I am very excited to share with everyone some important and historic news that will significantly shape the future of our company. Today we have announced that Agere Systems will be joining forces with LSI to create a larger, more competitive company. As one company, the new LSI will further strengthen the focus on our storage and consumer customers and add a significant networking component to our market-driven strategy.
First, let me say that this is a tremendous opportunity for us to continue the excellent progress we are making in transforming LSI into a market driven leader and to increase the value we bring to our customers, our shareholders and our employees. And it is because of the hard work done by all of you over the last year and a half that this opportunity is now possible.
Agere is a natural fit with LSI – technologically and culturally. They are recognized leaders in the storage, networking and consumer space and we share many customers in common. Their products are complementary and will allow us to extend the reach of our silicon, systems and software building blocks into new opportunities. Like us, they have an innovative heritage with very deep roots. And they are a company that is transforming itself into a stronger competitor through increased focus on their target markets.
Together, we have an opportunity to accelerate our collective transformation. Combined, we’ll have access to larger slices of our target markets; we’ll have approximately double the number of engineers; and we had more patents issued last year to us than most of our competitors, including Broadcom, Marvell and many others.
As a result, our new company will have the potential to provide more solutions to our customers; participate in increased opportunities to grow our business; and deliver significantly more value, which are keys to building greater success for everyone.
Upon closing, our new leadership team will be led by me, with LSI CFO Bryon Look continuing in this role for the combined company. LSI non-executive chairman Jim Keyes will lead the new board of directors as its non-executive chairman. Between now and the closing of the transaction, Rick Clemmer, Agere president and CEO, and Peter Kelly, Agere CFO will work closely with Bryon and me to lead the critical integration planning that will be implemented once the transaction has closed.
At this time, we are not announcing any other organizational details. Our management structures remain separate and fully intact and we must continue to operate as independent companies with each focusing on our respective customers, development activities and operational responsibilities.
Today, I’ll be hosting a webcast for LSI employees to share with you more information about the transaction and what it means to us. I encourage you to read the news release issued this morning and to visit the Agere website at www.agere.com to learn more about them. I have also asked members of the executive leadership team to host a series of open forums this week for all employees to answer as many of your questions as we can. More information on attending these sessions will be sent out shortly.
In the coming weeks, we’ll be sharing as much information as we are legally able to and will keep you informed as we make progress toward closing, which we anticipate to occur in the first quarter of 2007. In the interim, let’s all stay focused on the important job in front of us, which is to continue to deliver on our commitments to our customers, our shareholders and each other.
Thanks,
Abhi
ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication may be deemed to be solicitation material in respect of the proposed transaction between Agere Systems Inc. (“Agere”) and LSI Logic Corporation (“LSI”). In connection with the proposed transaction, Agere and LSI intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including the filing by LSI with the SEC of a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary prospectus and related materials to register the shares of LSI common stock to be issued in the merger, and LSI and Agere plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus relating to the proposed transaction. THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT LSI, AGERE, THE TRANSACTION AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by LSI and Agere through the website maintained by the SEC at www.sec.gov. In addition, free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents will also be available when they become available on the Agere website at www.agere.com and on the LSI website at www.lsi.com. The Registration Statement, the Joint Proxy Statement/Prospectus and other relevant documents may also be obtained free of charge from Agere by directing such request to Investor Relations, Agere Systems Inc., 110 American Parkway N.E., Allentown Pennsylvania 18109 and from LSI by directing such request to Investor Relations, LSI Logic Corporation, 1621 Barber Lane, Milpitas, California 95035. The contents of the websites referenced above are not deemed to be incorporated by reference into the Registration Statement or the Joint Proxy Statement/Prospectus. Agere, LSI and their respective officers, directors and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information regarding the interests of these officers, directors and employees in the proposed transaction will be included in the Joint Proxy Statement/Prospectus.
Cautionary Statement Regarding Forward-Looking Statements
This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about future financial and operating results; benefits of the transaction to customers, shareholders and employees; potential synergies and cost savings resulting from the transaction; the ability of the combined company to drive growth and expand customer and partner relationships and other statements regarding the proposed transaction. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if LSI and Agere do not each receive required shareholder approval or the parties fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which LSI or Agere expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the LSI and Agere shareholders to approve the proposed merger; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of LSI and Agere generally, including those set forth in the filings of LSI and Agere with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. LSI and Agere are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.